Morgan Stanley & Co. LLC

1585 Broadway

New York, New York 10036

U.S.A.

Goldman Sachs (Asia) L.L.C.

68th Floor, Cheung Kong Center

2 Queens Road

Central, Hong Kong

J.P. Morgan Securities LLC

383 Madison Avenue

New York, New York 10179 U.S.A.

Merrill Lynch, Pierce, Fenner & Smith Incorporated

One Bryant Park

New York, New York 10036

Deutsche Bank Securities Inc.

60 Wall Street

New York, New York 10005 U.S.A.

Citigroup Global Markets Inc.

388 Greenwich Street,

New York, New York 10013

Credit Suisse Securities (USA) LLC

Eleven Madison Avenue

New York, New York 10010

UBS Securities LLC

1285 Avenue of the Americas

New York, New York 10019

As representatives of the prospective underwriters

VIA EDGAR

September 7, 2018

Office of Transportation and Leisure

Division of Corporation Finance

U.S. Securities & Exchange Commission

100 F Street, NE

Washington, D.C. 20549

Attention:	Ms. Anne Nguyen Parker
Ms. Sonia Bednarowski
Mr. Doug Jones
Ms. Theresa Brilliant

Re:	NIO Inc. (the “Company”)
Registration Statement on Form F-1, as amended (Registration No. 333-226822)
Registration Statement on Form 8-A (Registration No. 001-38638)

Ladies and Gentlemen:

We hereby join the Company’s request for acceleration of the above-referenced Registration Statements, requesting effectiveness for 4:00 p.m., Eastern Daylight Time on September 11, 2018, or as soon thereafter as is practicable.

Pursuant to Rule 460 of the General Rules and Regulations promulgated under the Securities Act of 1933, as amended, we wish to advise you that between August 28, 2018 and the date hereof, approximately 1,655 copies of the preliminary prospectus of the Company dated August 28, 2018 were distributed to underwriters, dealers, institutional investors and others.

We have been advised by the prospective underwriters that they have complied and will continue to comply with the requirements of Rule 15c2-8 under the Securities Exchange Act of 1934, as amended.

[Signature page follows]

Very truly yours,

As representatives of the prospective underwriters

MORGAN STANLEY & CO. LLC

By:	/s/ Mille Cheng
Name:	Mille Cheng
Title:	Managing Director

GOLDMAN SACHS (ASIA) L.L.C.

By:	/s/ Edward Byun
Name:	Edward Byun
Title:	Managing Director

J.P. MORGAN SECURITIES LLC

By:	/s/ Alice Takhtajan
Name:	Alice Takhtajan
Title:	Managing Director

MERRILL LYNCH, PIERCE, FENNER & SMITH INCORPORATED

By:	/s/ Catherine Wang
Name:	Catherine Wang
Title:	Managing Director

DEUTSCHE BANK SECURITIES INC.

By:	/s/ Paul Stowell
Name:	Paul Stowell
Title:	Managing Director

By:	/s/ Stephen Lambrix
Name:	Stephen Lambrix
Title:	Director

CITIGROUP GLOBAL MARKETS INC.

By:	/s/ David Jiang
Name:	David Jiang
Title:	Managing Director

CREDIT SUISSE SECURITIES (USA) LLC

By:	/s/ Craig Wiele
Name:	Craig Wiele
Title:	Managing Director

UBS SECURITIES LLC

By:	/s/ Daniel Parisi
Name:	Daniel Parisi
Title:	Associate Director

By:	/s/ Michael O’Donovan
Name:	Michael O’Donovan
Title:	Managing Director